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                                                                Exhibit (a)(3)

                                                 LITTLE SWITZERLAND, INC.
                                                 161-B Crown Bay
                                                 St. Thomas, U.S.V.I. 00802

                                                 August 29, 2002

Dear Stockholder:

         On August 15, 2002, Tiffany & Co. ("Tiffany"), through an indirect, wholly owned subsidiary, commenced a tender offer to acquire all of the issued and outstanding shares of common stock of Little Switzerland, Inc. (the "Company") not currently owned by it or its subsidiaries at a price of $2.40 per share in cash. If such tender offer is completed, Tiffany plans to effect a "short-form" merger in which each publicly-held share of the Company's common stock not purchased in the offer would be exchanged for $2.40 per share in cash.

         Your Board of Directors established a Special Committee, comprised solely of one director who has no affiliation with Tiffany or Seymour Holtzman (who, together with certain affiliates, has entered into a stock purchase agreement with Tiffany), to consider and make a recommendation regarding the offer to the stockholders of the Company.

         The independent special committee of the board of directors has determined, after taking into account all of the factors described in the enclosed Schedule 14D-9, that tendering into the Offer is in the best interests of the public holders of the Company's common stock and recommends that such holders accept the tender offer and tender their shares of the Company's common stock pursuant to the tender offer.

         In arriving at its recommendation, the Special Committee considered a number of factors, as described in the enclosed Schedule 14D-9, including, among others, the written opinion of the Special Committee's investment banker, Ryan, Beck & Co., LLC ("Ryan, Beck"), that, as of the date of such opinion, the consideration to be received by the holders of the Company's common stock, other than the holders which are affiliates of the Company, in the tender offer is fair from a financial point of view to such holders. A copy of Ryan, Beck's written opinion, which sets forth the assumptions made, procedures followed, matters considered by Ryan, Beck in rendering its opinion and the limitations of that opinion, can be found in Exhibit (c)(1) to the Schedule 14D-9. You should read the tender offer statement previously circulated to you by Tiffany and the enclosed Schedule 14D-9, including the opinion of Ryan, Beck, in their entirety. Stockholders are advised to make their own decisions as to whether to tender their shares, based on a review of all of the available information, including the factors considered by the Special Committee.

         Thank you for your careful consideration of this matter.

                                   Sincerely,

                                   RICHARD SASSO
                                   MEMBER OF THE SPECIAL COMMITTEE
                                   OF THE BOARD OF DIRECTORS